DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway

Vancouver, British Columbia

Canada V5Z 1K5

May 14, 2015

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DelMar Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-203357

Ladies and Gentlemen:

DelMar Pharmaceuticals, Inc. hereby requests withdrawal of its request for the acceleration of effectiveness of the above-referenced registration statement as set forth in its letter dated May 12, 2015.

DelMar Pharmaceuticals, Inc.

By:	/s/ Jeffrey Bacha
Name: Jeffrey Bacha Title: Chief Executive Officer